UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-20914

CUSIP NUMBER:  677719106

(Check one):  [   ]  Form 10-K         [   ]  Form 20-F        [   ]  Form 11-K        [ X ]  Form 10-Q        [   ]  Form 10-D    [   ]  Form N-SAR     [   ] Form N-CSR

For Period Ended:  September 30, 2017
[   ]   Transition Report on Form 10-K
[   ]   Transition Report on Form 20-F
[   ]   Transition Report on Form 11-K
[   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I -- REGISTRANT INFORMATION

Ohio Valley Banc Corp.
Full Name of Registrant

Former Name if Applicable

420 Third Avenue
Address of Principal Executive Office (Street and Number)

Gallipolis, Ohio 45631
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ohio Valley Banc Corp. ("OVBC") transmitted the Form 10-Q for filing at 5:32 p.m., on November 9, 2017, resulting in notification by the Securities and Exchange Commission's EDGAR filing system indicating that the filing was deemed filed on the next business day.  The reason for the very slight lateness of filing was due to the lateness of receipt by OVBC of its XBRL files from the third-party vendor that prepares such XBRL files for OVBC.  Despite attempts to obtain the files earlier in the day, at a time to which OVBC was accustomed to receive them, the third-party vendor did not transmit the files to OVBC until a few minutes before 5:30 p.m.  Despite its best efforts, OVBC was not able to transmit the filing before 5:30.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Scott W. Shockey	(740) 578-3218
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]  Yes  [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]  Yes  [  ]  No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained above, the Form 10-Q has already been filed, reflecting all of such changes, so no estimate is necessary, and the reader of this Form 12b-25 is referred to the Form 10-Q as filed.

Ohio Valley Banc Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	By:	/s/ Scott W. Shockey
	Name:	Scott W. Shockey
	Title:	Senior Vice President and Chief Financial Officer